SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: November 2007

Commission File No.: 000-51581

Saifun Semiconductors Ltd.
(Exact name of registrant as specified in charter)

6 Arie Regev Street,

Sappir Industrial Park, Netanya 42504, Israel

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If yes is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

EXPLANATORY NOTE

On November 13, 2007, Saifun Semiconductors Ltd. first publicly disseminated a communication to its shareholders relating to its proposed merger with a wholly-owned subsidiary of Spansion Inc. named Atlantic Star Merger Sub Ltd., as a result of which Saifun would survive as a wholly owned subsidiary of Spansion.

The following documents, which are attached hereto, relating to such proposed merger are incorporated by reference herein:

99.1	Letter to Shareholders, Notice and Proxy Statement of Special General Meeting of Shareholders

99.2	Annex A – Agreement and Plan of Merger and Reorganization

99.3	Annex B – Opinion of Saifun’s Financial Advisor

99.4	Annex C – English Translation of Application to, and Order of, the Israeli Court.

99.5	Annex D – Form of Voting Undertaking

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007	SAIFUN SEMICONDUCTORS LTD. By: /s/ Igal Shany —————————————— Igal Shany Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

Exhibit No.	Description
99.1	Letter to Shareholders, Notice and Proxy Statement of Special General Meeting of Shareholders
99.2	Annex A - Agreement and Plan of Merger and Reorganization
99.3	Annex B - Opinion of Saifun's Financial Advisor
99.4	Annex C - English Translation of Application to, and Order of, the Israeli Court.
99.5	Annex D - Form of Voting Undertaking